Exhibit 99.1

Decent Holding Inc. Company Presentation Wastewater Treatment Core + Focused AI Growth in Senior Health and Wellness Environmental Services First, with AI in Senior Health and Wellness as the Extension Environmental services lead the story: wastewater treatment, river water quality management and microbial products, followed by a focused AI section in senior health and wellness. NASDAQ: DXST | September 2026

Forward - Looking Statements and Disclaimers This presentation has been prepared by Decent Holding Inc. (the "Company") solely for informational purposes. Nothing herein con stitutes an offer to buy, sell or issue or the solicitation of an offer to buy, sell or acquire any securities of the Company in any jurisdiction or an inducement to enter into investment act ivity, or may form the basis of or be relied on in connection with any contract or commitment whatsoever, in the United States or anywhere else. The information included herein has not be en independently verified. No representations, warranties or undertakings, express or implied, are made and no reliance should be placed on the accuracy , f airness or completeness of the information, sources or opinions presented or contained in this presentation. By viewing or accessing the information contained in this presentation, yo u hereby acknowledge and agree that neither the Company nor any authorized representatives, nor any of their respective directors, officers, employees, advisers, nor any of their re pre sentatives, affiliates, associated persons or agents accepts any responsibility for or makes any representation or warranty, express or implied, with respect to the truth, accuracy, fairness , c ompleteness or reasonableness of the information contained in, and omissions from, this presentation and that neither the Company nor any authorized representatives, nor any of their r esp ective directors, officers, employees, advisers, nor any of their representatives, affiliates, associated persons or agents accepts any liability whatsoever for any loss howsoever arisi ng from any information presented or contained in this presentation. This presentation does not constitute legal, regulatory, accounting or tax advice to you. We recommend that you seek independ ent third party legal, regulatory, accounting and tax advice regarding the content of this document. This presentation does not constitute and should not be considered as any form of fin anc ial opinion or recommendation by the Company or any other party. This presentation contains forward - looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements about the Company's business and financial outlook, strategy and market opportunity, and other description s a nd information regarding the intent, belief or current expectations of the Company or its officers about the future. These statements can be recognized by the use of words such as "ex pects," "plans," "will," "estimates," "projects," "intends," or words of similar meaning. These forward - looking statements are made only based on estimates and information available to the Company, as of the date of this presentation, and are not guarantees of future performance. These forward - looking statements are based on a number of assumptions which are subject to known and unknown risks, uncertainties and other factors that are beyond the Company's control, such as the political, social, legal and economic environment in which the Com pan y will operate in the future. Accordingly, actual results, performance or achievements may differ materially from those expressed or implied by these forward - looking statements and future results could materially differ from historical performance, including as a result of the factors described under "Risk Factors" in the Company's Annual Report on Form 20 - F. Ne ither the Company nor any authorized representatives, nor any of their respective directors, officers, employees, advisers, nor any of their representatives, affiliates, associate d p ersons or agents undertakes any obligation to update or revise these forward - looking statements for events or circumstances that occur subsequent to the date of this presentation. This presentation speaks as of its date and the information presented or contained in this presentation is subject to change wit hout notice or update. Neither the delivery of this presentation nor any further discussions of the Company or any of its authorized representatives, directors, officers, employ ees , advisers, affiliates, associated persons or agents with any recipient shall, under any circumstances, create any implication that there has been no change in the affairs of the Company sin ce that date.

CONTENTS Presentation Overview 01 Environmental Services Core operations, delivery workflow and revenue model 02 Financial Results H1 FY2026 unaudited performance and operating metrics 03 Leadership & Governance Management team and independent Board oversight 04 Growth Platform Strategy Digital health & wellness, strategic transition and Neighborhood Intelligent Aging ( “ NIA ” ) platform 05 Proposed AI & Robotics Embodied AI roadmap, integrated platform and community pilots 06 Current Status & Direction Current operating foundation versus planned growth initiatives

Environmental Services 03 OUR BUSINESS Core operating areas are presented based on the Company’s environmental - services business description; no project - site images ar e used on this page. Wastewater treatment Treatment of protein - rich wastewater from the agri - food industry, with processes designed to recover soluble materials and support treated - water reuse. River water quality management Microbial remediation designed to reduce pollutants, improve dissolved oxygen levels and support the restoration of river water quality. Microbial products Products for pollutant removal and water - quality improvement, supporting wastewater - treatment and river - remediation applications.

Integrated Environmental Engineering and Product Sales Engineering Services Technology - centric, construction - supported project delivery Projects: Wastewater Treatment | River Water Quality Management Product Sales Microbial products and black - odor water treatment agents for ecological treatment and emergency wastewater applications. An integrated delivery model combines technical design, field execution, commissioning and post - delivery client engagement. 04 OUR BUSINESS

PROJECT DELIVERY WORKFLOW Environmental Services Organized as a Full Delivery Cycle 1 Assess Water Problem Confirm wastewater type, river condition, pollutant profile and site constraints. 2 Design Technical Solution Select treatment process, microbial products, agents and construction scope. 3 Deliver Field Execution Combine technical delivery with construction - supported implementation. 4 Commission & Validate Tune operating parameters and verify pollutant removal or water - quality improvement. 5 Support Client Operation Provide products, microbial agents and ongoing support after project acceptance. The business is strongest when engineering delivery leads to product sales, support and repeat customer relationships. CORE METRICS Pollutant Removal Water Reusability Project Acceptance Repeat Support 05

WATER TREATMENT LINES Environmental Services Contains Four Distinct Operating Angles 4 Angles within the business model for environmental services From treatment projects to products and client support Each angle supports a different business section, reducing repetition in the water - treatment segment. 01 Wastewater Treatment Protein - rich agri - food wastewater; pollutant removal and reuse. 03 Microbial Products Products support wastewater, river treatment and emergency applications. 02 River Management Microbial remediation improves dissolved oxygen and water quality. 04 Engineering Delivery Design, field execution, commissioning and ongoing support. Wastewater treatment, river management, microbial products and engineering delivery form the operating base. 06

REVENUE MODEL Environmental Services Monetize Through Projects and Products The business model for environmental services combines engineering services, construction - supported delivery and product sales. CURRENT Engineering Services Technology - centric project design and delivery. CURRENT Construction Support Field execution, installation, commissioning and acceptance support. CURRENT Product Sales Microbial products and black - odor water treatment agents. CURRENT Wastewater Projects Protein - rich wastewater treatment and reuse - oriented optimization. CURRENT River Management Microbial remediation and ecological treatment projects. FOLLOW - ON Ongoing Support Client support, repeat supply and emergency wastewater applications. Engineering Services - > Field Delivery - > Product Sales - > Ongoing Support - > Follow - On Environmental - Service Demand 07

FINANCIAL RESULTS H1 FY2026: Revenue Scale with Environmental Services Foundation $18.6M +238.0% Total revenue, H1 FY2026 (vs. $5.5M prior - year period) 33.4% +5.9 pp Gross margin: 33.4% (vs 27.5% prior - year period) Gross profit: $6.2M (vs $1.5M prior - year period), up 310.3% $3.5M NEW Digital health training revenue, with a 75.1% gross margin Unaudited Revenue by Segment — H1 FY2026 (US$) Net loss margin narrowed to 5.8% (from 8.7% a year earlier); cash of $1.7M as of April 30, 2026. The digital health & wellness segment (Suncare) launched in March 2026 and contributed within the same half. Within its first months, Suncare scaled to approximately 623 community service locations. Management internally estimates approximately 200,000 paid members as of August 14, 2026; member and payment support remains under reconciliation. Unaudited interim results for the six months ended April 30, 2026; announced August 3, 2026. Interim results have not been au dit ed and may be subject to year - end audit adjustments. Suncare data verification means reconciliation of member rosters, payment records, activation/usage records and service - location reports. Reconciliation is being performed by management, with adviser/DD review, and is targeted for completion before furth er transaction or securities - disclosure reliance. 08

WATER - FIRST PLATFORM STRATEGY From Established Operations to the Next Growth Platform Environmental Services Established environmental engineering and services business Recurring projects and long - term customer relationships Strong compliance and execution track record Stable operating foundation Digital Health & Wellness Suncare digital health and senior - care community platform ~200,000 estimated paid members* Revenue - generating services today Commercial channel for future product and service offerings Proposed AI & Embodied Robotics Extension Embodied AI / Taihao Robotics partnership AI - enabled service augmentation and automation in home, healthcare and community environments Long - term opportunity to extend capabilities and expand addressable markets Early - stage operations; subject to scaling execution, e xpanded commercialization and ongoing regulatory approvals. Environmental services remain the first operating pillar; digital health and AI appear as selected expansion layers anchored by Decent Holding’s commitment to environmental health and overall human wellbeing. STRATEGIC EVOLUTION Current Operating Base Two established, revenue - generating pillars Strategic Partnerships Collaborate to develop and pilot new capabilities Future Platform Extension Potential long - term value creation and market expansion 09 *Management estimate as of August 14, 2026. Member verification refers to reconciliation of rosters, payment records, activat ion /usage records and service - location reports by Company management, with adviser/DD review.

LEADERSHIP Visionary & Highly Experienced Leadership Dingxin Sun Chairman of the Board, Director • Certified environmental engineer and patent holder • More than two decades of entrepreneurial and operating experience • Former general manager at Sinopec Yantai branch • College degree in Economic Commerce, Ludong University Haicheng Xu Chief Executive Officer • General manager at Decent China, responsible for business expansion • Prior managerial positions across hospitality, ferry and logistics businesses • Long - standing operating and commercial management experience Francis Zhang Chief Financial Officer • Former CFO and director at Juzi Holdings Inc. (Nasdaq: JZXN), 2020 – 2024 • Senior management experience in investments and asset management • MBA, University of Birmingham, 2015 Dingyan Sun Director • 19 years of experience in accounting • Manager, Yantai Development Zone Xingshun Petroleum Co., Ltd., 2020 – 2021 • Accountant, Yantai Development Zone Xingshun Petroleum Co., Ltd., 2004 – 2020

CORPORATE GOVERNANCE Independent Board of Directors TF Tao Feng Independent Director • Chairman of Nominating Committee; member of Audit and Compensation Committees • Senior Partner, Capital Equity Legal Group • Legal services experience in investment, mergers and intellectual property • Law degree, Ningbo University; master’s degree, Zhejiang University ZT Zijian Tong Independent Director • Chairman of Compensation Committee; member of Audit and Nominating Committees • Founder, Embrace Future International Limited • Expertise in investment strategy, financial planning and corporate governance • MBA, INSEEC Bordeaux; bachelor’s in Economics, Dalian Maritime University • Certifications: FCMA, CGMA CY Chun Yu Leeds Chow Independent Director • Chairman of Audit Committee; member of Compensation and Nominating Committees • CFO at ABVC BioPharma, Inc. • Expertise in financial management, investment analysis and corporate governance • BA in Business Economics, UCSB; Associate in Business Economics, Santa Monica College Independent directors provide audit, compensation, nomination and governance oversight.

STRATEGIC TRANSITION Water First; Selective AI Growth in Senior Health and Wellness Environmental services come first. AI in senior health and wellness remains a focused growth option.

PROPOSED EMBODIED AI ROBOTICS 11 Planned Embodied AI Robotics: Roadmap, Scope and Execution Basis Current status: early - stage strategic extension. The Company does not currently market or sell Company - owned robotics products. Planned Scope • Medical and care - support scenarios • Assistive mobility and rehabilitation support • Smart community - service tasks • Initial focus on low - risk, supervised and reversible pilot use cases Indicative Timeline • 2026 H2: partner evaluation, use - case selection and technical feasibility review • 2027 H1: pilot design, safety protocols, consent/privacy process and data - governance setup • 2027 H2+: limited pilots, subject to partner readiness, regulatory review and internal approval Execution Basis • Existing project - delivery discipline from environmental services • Suncare community locations as potential supervised pilot access points • Management to support DD with partner materials, pilot plans, technical feasibility, safety and data - privacy records Implementation remains subject to definitive partner arrangements, technical validation, informed consent, data minimization, sa fety protocols and applicable regulatory review.

NIA PLATFORM NIA Plans to Turn Community Reach into an AI - Enabled Aging Services Platform Representative Community Service Center ~623 Community Service Locations* ~2 0 0,000 Paid Members* Connected Health Digital health profiles, wearables and home sensors, monitoring, risk alerts and chronic - care support. AI Assistance AI companionship and intelligent service coordination for daily living. Community Services Access to community - based and home - based care and daily - living services. Family Coordination Keeping families informed, engaged and connected to care services. Community Access + Estimated Paid Member Base + Potential Longitudinal Engagement Through Care and Wellness Services Suncare operating figures are management - reported, pending full data verification . Capabilities shown are planned. The platform does not provide medical diagnosis or treatment; licensed healthcare professionals retain that responsibility. Proprietary and Confidential 12 Planned capabilities:

INTEGRATED PLATFORM Proposed Closed - Loop Platform for Data, Training, Deployment and Recurring Services Proposed embodied AI robots for potential community pilots: Medical & Care Robots · Assistive Exoskeletons · Smart Service Robots Illustrative development vision: Decent Holding intends to explore how embodied AI systems could learn and how the NIA platfo rm could support future deployment, service delivery and commercialization. Proprietary and Confidential 13

COMMUNITY LIVING LABS Proposed Community Living Labs for High - Value, Human - Centered Use Cases Proposed pilots would begin with low - risk, supervised and reversible tasks across four priority use cases. TARGET SCENARIO Social Interaction Communication, companionship and engagement in community environments. TARGET SCENARIO Assistance Tasks Reminders, object delivery and selected daily - living assistance. TARGET SCENARIO Safety Monitoring Fall - risk detection, abnormal - event alerts and supervised intervention support. TARGET SCENARIO Personalization Adapting services and interactions to individual routines, preferences and abilities. PROPOSED REAL - WORLD DEVELOPMENT CYCLE Observe Understand real - world needs and context. Test Run scenarios in living labs under real conditions. Validate Analyze findings against use case objectives. Refine Iterate and improve based on validated learnings. Proposed pilots remain subject to informed consent, data minimization, safety protocols and applicable regulatory review. The community - living - lab image is AI - generated and for illustrative purposes only . 14

Current Status and Strategic Direction Environmental services remain the core operating business; digital health and AI initiatives are presented as staged extensio ns. Current Business Foundation • Wastewater treatment • River water quality management • Microbial products and engineering delivery • Current revenue - generating business lines Recently Launched Extension • Digital health training revenue in H1 FY2026 • Suncare locations and estimated paid members reported by management • Operating metrics remain subject to data reconciliation Planned Growth Initiatives • AI - enabled senior - care service tools • Proposed embodied AI / robotics pilots • Implementation subject to partner agreements, technical validation, regulatory review and DD support Public - facing narrative: lead with current environmental - services operations; present senior - health and AI/robotics initiatives with clear timing, conditions and verification limits. DECENT HOLDING | NASDAQ: DXST Thank You